FOMO WORLDWIDE

December 28, 2023

FOMO WORLDWIDE, INC. hereby elect to convert $5,000.00 of monies due on our note funded to Himalaya Technologies, Inc. pka Homeland Resources Ltd. (June 28, 2021 and amended subsequently) into 25,641 Series B Preferred shares of HMLA as per the terms of the loan agreement with the Company and Board resolution. The shares are priced using the two lowest trading prices in the past 20 sessions which were $0.0006 and $0.0007 and applying a 30% discount and a Series B Preferred share conversion ratio of 1 – 1,000 into common stock.

Vikram Grover

CEO

FOMO WORLDWIDE, INC.